Freedom

Mission

To Inspire Communities to Shop Small & Local Businesses through eCommerce

Browser Extension - Mobile App - TV App - Website


OLIVES & GRACE
OLIVES & GRACE
LOCAL MAKERS
SPECIALTY FOOD
WORKSHOPS




Shop By Category
Gold Miner
Shop Local
Best local & Black Deals





Problem:

Shopping Local Online



Online Shoppers Can't

- Find Local Deals
- Shop Black-Owned
- Leave Amazon





Small Business Owners

- Lack Visibility
- Lack Tech
- Can't Compete w/ Amazon

Who Has The Problem: Target Market

Spending Power

Working Class Women	African American Families	College Students - Gen Z
$7 Trillion	$1.4 Trillion	$593 Billion
		
166.7 million	**47.9 million**	**19.6 million**
Gaming & Shopping	Shopping & Crypto	Media, Shopping & Crypto
5*	6*	7*

Solution: Built Freedom

To help local users **find, coupon** and **shop** at Local & Black-Owned Businesses online

Freedom

- Local Shoppers
- Online Shoppers
- Mobile Couponers
- Small Merchants
- Local Influencers

Built Tech

Website • Mobile App

TV App • Browser Extension



Freedom TV+
Shop By Category
Shop Local
Best local & Black Deals
Shop with Freedom
LOCAL DEALS
FIND COUPONS
Reveal & Copy
Deals

How Earning Coupons works with Freedom

User Experience

User Visit Freedom

Find Local Deal

Play Game For Coupon

Local Item Purchased

Redeem Coupon

Item Gets Shipped

Earn Cashback

Continue Using Freedom



Shop By Category
See all
Restaurants
Beauty
Fashion & Clothes
Local Stores
On Sale!
Healthcare
organizeme
Get organize
Your genius way to reclaim more space in your closet and drawers. Be organize.
Learn More
Shop Local
organizeme
25% OFF
20% OFF
Support Local
20% OFF
Best local & Black Deals
Buy ecofriendly
25% OFF
Support Local
25% OFF

A Win/Win Solution

Freedom where users & businesses earn from shopping local

Users



Find Coupons → Get Visiblity

Shop Local → Coupons Used

Save Money → Make Money

Businesses



Get Visiblity

Coupons Used

Make Money

Win/Win

Business Model Plan

4 main revenue streams

Store Listing Fee

charge $15 a month

Amazon Affiliate

4-15% commission on each Amazon transaction

Freedom

Transaction Fee

15% commission on each transaction

Advertising

starts at $4.99 per month

not including mobile gaming in-app purchases

Why Now

Everything is going Digital

145M

People Redeemed Digital Coupons



Digital Coupons Surpassed Paper Coupons

1*

68B

Spent to Aquire Mobile Gaming Company

Microsoft

Mobile Gaming Market grew 30B since 2019

2*

13B

Influencer Marketing Industry



Market Grew 13x since 2016

3*

Go-To-Market Strategy

Freedom

How we get customers and acquire users

Feb 2022	Fundraise Money
Mar 2022	Product Development
April 2022	New Hires
June 2022	Beta Test
July 2022	Target Audience
Aug 2022	Public App Launch
Oct 2022	Integrate Cashback
Dec 2022	Holiday User Growth

Roadmap

Jan. 2022	Jun. 2022	Aug. 2022	Oct. 2022	TBD. 2023
1. MARKETING	2. MOBILE APP	3. GAMING	4. CASHBACK	5. CRYPTO
Started with marketing for Local & Small Businesses	Creating a Shoppable platform for Small Businesses	Integrate our developed Freedom Rains API (patent pending)	Integrate our developed coupon & cash back API	Develop & deploy our crypto rewards program for SMB and Users
Completed	In Progress	In Progress		

Freedom's Competitors

Why Freedom

1. The Freedom products are entering into digital & future thinking markets

2. Freedom plans to offer crypto back on purchases by 2023


Cashback
Rakuten
lolli
Capital One
Shopping
honey
Candy Crush
SAGA
Gaming
Coupons
TOON BLAST!
Sweet™
yelp
GROUPON
ibotta
Local Shopping

Our Team

Team











Brittany Mahan
Executive Producer
NESN ESPN

Stanley Ovile
VP of Customer Success
Beth Israel Lahey Health

Ayonna Stuppard
Video Editor & Producer
STONEHILL COLLEGE

Ronny Pena
Videographer & Producer
ALLIEDUNIVERSAL SECURITY SERVICES

John Pavain
VP of Finance & Data
TRAVELERS

Founders









Steffan Jackson
Chief Innovation Officer
ORACLE talend

Aman Stuppard
Chief Operations Officer
NATIONAL DEVELOPMENT JLL

Ty Holland
Chief Technology Officer
WHOOP Sweet

Albert Leung
Head of Crypto
zipcar aegro

Freedom

Invest In Us!

Invest Today!



freedomrains.com

Download Now!

Roku Available on the Channel Store

Available in the Chrome Web Store

Available on amazon appstore

ABOVE & BEYOND STUDIOS

Let's Give the People

Freedom





Steffan Jackson
1-781-975-6166
freedomrains.com
sjackson@freedomrains.com

Aman Stuppard
1-617-315-5990
freedomtvplus.com
astuppard@freedomrains.com



OLIVES & GRACE
LOCAL MAKERS
SPECIALTY FOOD
WORKSHOPS







Shop By Category
Gold Miner
Shop Local
Best local & Black Deals



Appendix

1 https://digitalintheround.com/coupon-statistics/#:~:text=In%202016%2C%20126.9%20million%20Americans,and%20145.3%20million%20in%202021.

2 https://pitchbook.com/news/articles/microsoft-68b-activision-blizzard-acquisition-metaverse#:~:text=Microsoft%20plans%20to%20buy%20Activision,Nadella%20said%20in%20a%20statement.

3 https://www.statista.com/statistics/1092819/global-influencer-market-size/

4 https://www.paymentsdive.com/news/shopify-e-commerce-online-sales-earnings-2021/599250/

https://www.visualcapitalist.com/how-big-is-the-global-mobile-gaming-industry/h text

https://www.statista.com/statistics/303817/mobile-internet-advertising-revenue-worldwide/

https://www.semrush.com/blog/small-business-stats/

https://www.oberlo.com/blog/amazon-statistics

https://www.emarketer.com/content/mobile-web-vs-mobile-app-where-do-shoppers-spend-time-and-money

5 https://www.statista.com/statistics/241495/us-population-by-sex/

6 https://www.pewresearch.org/social-trends/2021/03/25/the-growing-diversity-of-black-america/

7 https://www.statista.com/statistics/183995/us-college-enrollment-and-projections-in-public-and-private-institutions/